Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 24, 2007 at 9:00 am

AMER SPORTS CAPITAL MARKETS DAY, MAY 24-25

Amer Sports is today hosting a Capital Markets Day for investors and analysts in Annecy, France. The CMD is a two day event. Presentations will be given by Mr Roger Talermo, CEO and President, Mr Pekka Paalanne, Senior Vice President and CFO, Mr Kari Kauniskangas, Senior Vice President, Sales and Distribution, Mr Paul Byrne, President of Precor, Mr Michael Schineis, President of Atomic, Mr Jean-Luc Diard, President of Salomon and Mr Jon Muir, General Manager, Wilson Racquet Sports.

The presentations will be published in PDF format at www.amersports.com today and tomorrow at approximately 1:00 pm (Finnish time).

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

